FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

15 March 2017

Notification of Transactions by Persons Discharging Managerial Responsibilities (“PDMRs”)

Group Performance Share Plan Award

Deferred awards under the Group Performance Share Plan (“GPSP Awards”) of US$0.50 ordinary shares (the “Shares”) in HSBC Holdings plc (the “Company”) were granted in 2012 as a part of variable pay for the performance year ended 31 December 2011.

The GPSP Awards vested on 13 March. The Shares must be retained while the individual is employed by HSBC. The GPSP Awards were determined by assessing performance against financial and non-financial metrics, as detailed in the Directors’ remuneration report in the 2011 annual report and accounts.

Directors

Name	Additional Shares issued in lieu of the 2016 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.7287 per Share2
Stuart Gulliver	22,969	904,929	425,317
Iain Mackay	4,288	168,920	79,393
Marc Moses	11,943	470,561	221,164

Other PDMRs

Name	Additional Shares issued in lieu of the 2016 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.7287per Share2
Samir Assaf	11,943	470,561	216,599
Peter Boyles	1,343	52,891	21,708
Patrick Burke	1,355	53,400	29,808
John Flint	1,445	56,934	26,759
Noel Quinn	1,115	43,933	5,616
Antonio Simoes	1,123	44,257	20,801
Peter Wong	7,758	305,629	45,845

1 At USD$8.0636 per Share being the average closing price of the Company’s Shares on the London Stock Exchange between 23 February and 1 March 2017 converted into USD.
2 Includes shares sold to cover withholding tax.

Annual Incentive awards

Deferred awards (the “Awards”) of US$0.50 ordinary shares (the “Shares”) in HSBC Holdings plc (the “Company”) were granted in 2016 as a part of variable pay for the performance year ended 31 December 2015.

On 13 March, the first tranche of the Awards granted in 2016 vested and the following transactions took place in London. The remainder of the Awards will vest in 2018 and 2019.

Directors

Name	Additional Shares issued in lieu of the 2016 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.7287 per Share2
Stuart Gulliver	1,933	25,124	25,124
Iain Mackay	1,924	25,018	11,759
Marc Moses	1,489	19,365	19,365

Other PDMRs

Name	Additional Shares issued in lieu of the 2016 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.7287 per Share2
Samir Assaf	4,947	64,310	30,226
Peter Boyles	2,182	28,370	12,767
Patrick Burke	4,013	52,175	29,125
John Flint	3,546	46,096	21,666
Andy Maguire	2,927	38,052	17,885
Paulo Maia	1,944	25,272	8,846
Noel Quinn	2,334	30,350	14,265
Antonio Simoes	2,703	35,144	16,518
Peter Wong	3,700	48,103	7,216

1 At USD$8.0636 per Share being the average closing price of the Company’s Shares on the London Stock Exchange between 23 February and 1 March 2017 converted into USD.
2 Includes shares sold to cover withholding tax

The Directors may separately retain such number of Shares equivalent in value to those that vested under the Award (net of tax liabilities) for six months from the original vesting date.

In addition to the above, deferred awards (the “Awards”) of US$0.50 ordinary shares (the “Shares”) in HSBC Holdings plc (the “Company”) were granted in 2015 as a part of variable pay for the performance year ended 31 December 2014.

On 14 March, the second tranche of the Awards granted in 2015 vested and the following transactions took place in London. The remainder of the Awards will vest in 2018.

Directors

Name	Additional Shares issued in lieu of the 2016 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.7032 per Share2
Stuart Gulliver	1,336	26,507	26,507
Iain Mackay	898	17,813	8,373
Marc Moses	1,071	21,240	21,240

Other PDMRs

Name	Additional Shares issued in lieu of the 2016 4th interim dividend1	Total number of Shares vested	Number of Shares sold at £6.7032 per Share2
Samir Assaf	2,180	43,264	20,335
Peter Boyles	1,058	20,981	9,442
Patrick Burke	1,204	23,874	13,327
John Flint	1,373	27,244	12,805
Andy Maguire	1,282	25,436	11,955
Paulo Maia	476	9,446	3,453
Noel Quinn	799	15,857	4,528
Antonio Simoes	843	16,725	7,861
Peter Wong	1,896	37,629	5,645

1 At USD$8.0636 per Share being the average closing price of the Company’s Shares on the London Stock Exchange between 23 February and 1 March 2017 converted into USD.
2 Includes shares sold to cover withholding tax.

The Directors may separately retain such number of Shares equivalent in value to those that vested under the Award (net of tax liabilities) for six months from the original vesting date.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Stuart Gulliver

2 - Reason for the notification
Position/status		Group Chief Executive

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	450,441	£3,030,882.36
		Aggregated	£6.729	450,441	£3,030,882.36

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	26,507	£177,681.72
		Aggregated	£6.703	26,507	£177,681.72

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	24,902	$200,799.77
		Aggregated	$8.064	24,902	$200,799.77

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,336	$10,772.97
		Aggregated	$8.064	1,336	$10,772.97

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Iain Mackay

2 - Reason for the notification
Position/status		Group Finance Director

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	91,152	£613,334.46
		Aggregated	£6.729	91,152	£613,334.46

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	8,373	£56,125.89
		Aggregated	£6.703	8,373	£56,125.89

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	6,212	$50,091.08
		Aggregated	$8.064	6,212	$50,091.08

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	898	$7,241.11
		Aggregated	$8.064	898	$7,241.11

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Marc Moses

2 - Reason for the notification
Position/status		Group Chief Risk Officer

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	240,529	£1,618,447.48
		Aggregated	£6.729	240,529	£1,618,447.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	21,240	£142,375.97
		Aggregated	£6.703	21,240	£142,375.97

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	13,432	$108,310.28
		Aggregated	$8.064	13,432	$108,310.28

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,071	$8,636.12
		Aggregated	$8.064	1,071	$8,636.12

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Samir Assaf

2 - Reason for the notification
Position/status		Chief Executive, Global Banking and Markets

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	246,825	£1,660,811.38
		Aggregated	£6.729	246,825	£1,660,811.38

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	20,335	£136,309.57
		Aggregated	£6.703	20,335	£136,309.57

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	16,890	$136,194.20
		Aggregated	$8.064	16,890	$136,194.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	2,180	$17,578.65
		Aggregated	$8.064	2,180	$17,578.65

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Peter Boyles

2 - Reason for the notification
Position/status		Chief Executive of Global Private Banking

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	34,475	£231,971.93
		Aggregated	£6.729	34,475	£231,971.93

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	9,442	£63,291.61
		Aggregated	£6.703	9,442	£63,219.61

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	3,525	$28,424.19
		Aggregated	$8.064	3,525	$28,424.19

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,058	$8,531.29
		Aggregated	$8.064	1,058	$8,531.29

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Patrick Burke

2 - Reason for the notification
Position/status		President and Chief Executive of HSBC US

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	58,933	£396,542.48
		Aggregated	£6.729	58,933	£396,542.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	13,327	£89,333.55
		Aggregated	£6.703	13,327	£89,333.55

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	5,368	$43,285.40
		Aggregated	$8.064	5,368	$43,285.40

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,204	$9,708.57
		Aggregated	$8.064	1,204	$9,708.57

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		John Flint

2 - Reason for the notification
Position/status		Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	48,425	£325,837.30
		Aggregated	£6.729	48,425	£325,837.30

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	12,805	£85,834.48
		Aggregated	£6.703	12,805	£85,834.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	4,991	$40,245.43
		Aggregated	$8.064	4,991	$40,245.43

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,373	$11,071.32
		Aggregated	$8.064	1,373	$11,071.32

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Andy Maguire

2 - Reason for the notification
Position/status		Group Chief Operating Officer

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	17,885	£120,342.80
		Aggregated	£6.729	17,885	£120,342.80

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	11,955	£80,136.76
		Aggregated	£6.703	11,955	£80,136.76

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	2,927	$23,602.16
		Aggregated	$8.064	2,927	$23,602.16

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,282	$10,337.54
		Aggregated	$8.064	1,282	$10,337.54

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Paulo Maia

2 - Reason for the notification
Position/status		Chief Executive, Latin America

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	8,846	£59,522.08
		Aggregated	£6.729	8,846	£59,522.08

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	3,453	£23,146.15
		Aggregated	£6.703	3,453	£23,146.15

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,944	$15,675.64
		Aggregated	$8.064	1,944	$15,675.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	476	$3,838.27
		Aggregated	$8.064	476	$3,838.27

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Noel Quinn

2 - Reason for the notification
Position/status		Chief Executive, Global Commercial Banking

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	19,881	£133,773.28
		Aggregated	£6.729	19,881	£133,773.28

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	4,528	£30,352.09
		Aggregated	£6.703	4,528	£30,352.09

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	3,449	$27,811.36
		Aggregated	$8.064	3,449	$27,811.36

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	799	$6,442.82
		Aggregated	$8.064	799	$6,442.82

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Antonio Simoes

2 - Reason for the notification
Position/status		Chief Executive, HSBC Bank plc

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	37,319	£251,108.36
		Aggregated	£6.729	37,319	£251,108.36

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	7,861	£52,693.86
		Aggregated	£6.703	7,861	£52,693.86

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	3,826	$30,851.33
		Aggregated	$8.064	3,826	$30,851.33

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	843	$6,797.61
		Aggregated	$8.064	843	$6,797.61

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Peter Wong

2 - Reason for the notification
Position/status		Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment		Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.73	53,061	£357,031.55
		Aggregated	£6.729	53,061	£357,031.55

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.70	5,645	£37,839.56
		Aggregated	£6.703	5,645	£37,839.56

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	11,458	$92,392.73
		Aggregated	$8.064	11,458	$92,392.73

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-03-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD – United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$8.06	1,896	$15,288.59
		Aggregated	$8.064	1,896	$15,288.59

For any queries related to this notification please contact:
Lauren Brown
Shareholder Services Team
020 7992 3761

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 15 March 2017